Exhibit 99.1

IMC Rare Earths Advances Deep Drilling and WSP-Led ISR Trials at Expanded Brazil Rare Earths Project

New drilling program will investigate the depth of rare earth mineralization, while field trials will evaluate potentially lower-cost recovery methods ahead of key 2027 milestones

Highlights:

●	Diamond drilling at 29 Block D plateau locations to test beyond auger depth limits and extend approximately 5-10 meters into bedrock, subject to geology.

●	Global engineering consultancy WSP is conducting and overseeing the Block A in-situ recovery (ISR) field program; injection testing targeted for Q1 2027, with 37 groundwater monitoring wells being installed across the project.

●	University of Brighton is testing 16 Block D samples to gain further insight into mineralogy, particle size and leaching performance.

●	Nine auger teams, over 100 Brazilian workers and four leased warehouses are supporting expanded operations.

●	Community investment is underway in schools, nurseries, roads and drainage, alongside planned Christmas support for local families and childcare centers serving 483 children.

SÃO PAULO, BRAZIL — November 5, 2026 — IMC Rare Earths Ltd (NYSE American: IMC) (“IMC” or the “Company”) announced the planned launch of a deeper drilling program and progress on field trials led by global engineering consultancy WSP at its Itarantim project in Brazil, as it works to better understand the project’s rare earth resources and evaluate potential recovery methods ahead of key milestones in 2027.

“Our deeper drilling program marks an important step toward understanding the full scale of the rare earth mineralization at Itarantim and its potential implications for a future resource estimate,” said Frank Scolaro, CEO and Chair of IMC Rare Earths. “At the same time, WSP’s leadership of our ISR field program brings world-class engineering expertise as we evaluate potentially lower-cost recovery methods for strategically important rare earths, including dysprosium, terbium and yttrium. These programs will help inform our next steps as we advance the project in 2027.”

Diamond Drilling Targets Deeper Block D Plateau Potential

Diamond drilling is commencing in mid-November at 29 widely spaced Block D plateau locations, where the weathered rock and soil layer is interpreted to be thickest. The program is designed to investigate mineralization beyond the 30-meter depth limit of existing mechanical auger drilling and extend approximately 5-10 meters into bedrock, subject to geological conditions. Access work and drill pad construction are underway, with additional drilling planned.

As announced on October 29, 2026, hole AD-00403 returned 13 meters at 1,287 ppm Y2O3 from 14 meters depth and ended in mineralization at 27 meters. Diamond drilling will investigate its deeper continuation and the thickness, continuity and grade distribution of mineralization beneath the plateau, while providing additional material for density testing. Positive results could have a significant impact on the scale and grade profile of a future resource assessment in 2027, subject to drilling outcomes and appropriate resource estimation work.

WSP Leads Block A ISR Field Program and Groundwater Monitoring

WSP, one of the world’s leading engineering, environmental and infrastructure consulting firms, was ranked first in Engineering News-Record’s 2025 Top 225 International Design Firms. WSP is leading the planning and operation of IMC’s small-scale in-situ recovery (ISR) field program at Block A. Well installation is progressing, with injection testing expected to begin in Q1 2027. The trial will assess how effectively rare earths can be recovered from mineralized material through the injection and recovery process.

A program to install 37 groundwater monitoring wells is underway across the project, combining new holes with converted auger holes to strengthen baseline data and hydrogeological assessment.

Unlike conventional mining, ISR involves injecting a solution underground to dissolve target minerals, which can then be recovered through wells for processing at the surface. Its suitability will depend on permeability, hydraulic control, solution recovery and groundwater protection. Successful ISR implementation could offer a pathway toward lower-cost development with a smaller environmental footprint compared to conventional mining methods, although suitability remains subject to ongoing field testing and technical evaluation.

University of Brighton Expands Block D Recovery Insights

The University of Brighton (UK) is testing 16 Block D samples under Professor Martin Smith’s supervision. The tests will examine the mineral composition and characteristics of the clay and assess how effectively rare earths can be recovered over time using magnesium sulfate.

IMC previously reported laboratory extraction of 73% of the rare earth elements tested, excluding cerium, including 71.4% terbium and 70.5% dysprosium extraction using acidified magnesium sulfate (September 22, 2026 news release). These are earlier laboratory results, not new Block D results or demonstrated field-scale recoveries.

Expanding Exploration Capacity and Local Operations

Nine auger teams are operating across the project, with over 100 Brazilian workers engaged. IMC has leased four warehouses in Itarantim, providing space for vehicles, equipment, administrative operations, sample preparation and storage, core logging and laboratory work.

Deepening Community Partnerships in Itarantim

IMC is coordinating Christmas support with local authorities and community partners. A local evangelical church has agreed to assist in distributing food parcels to families in need, while the Company plans to donate toys to children at three municipal childcare centers serving 483 children. The Company is currently improving local schools and nurseries and donating books, educational materials and equipment. IMC is also using its equipment to improve local roads and drainage, in coordination with local authorities.

“We recognize that we are guests in Brazil, and we take seriously our responsibility to be a respectful, long-term partner to the communities that welcome us,” Scolaro added. “As our activities grow, we want to create more opportunities for local employment and training, while making practical contributions to the schools, infrastructure and communities around us. Our goal is to ensure that Itarantim’s progress brings lasting benefits to the people who live here.”

About IMC Rare Earths Ltd

IMC Rare Earths Ltd is a mineral exploration and development company focused on the exploration, development and long-term supply of rare earth elements. Its principal project is the Itarantim Project, an ionic adsorption clay rare earth deposit in the states of Bahia and Minas Gerais, Brazil.

Qualified Person

The scientific and technical information in this news release has been reviewed and approved by Alexandre Rocha da Rocha, MSc, a Qualified Person as defined in Subpart 1300 of Regulation S-K. Mr. da Rocha is a geologist with more than 40 years of mineral exploration experience in Brazil and internationally and is widely recognized as a pioneer of ionic adsorption clay rare earth exploration in Brazil. He played a central role in discoveries including the Rocha da Rocha Province in Bahia, Serra Verde’s Pela Ema deposit in Goiás and Aclara’s Carina Project in Goiás. He holds a BSc in Geology (1986) and an MSc in Geosciences (1999) from the Universidade Federal do Rio Grande do Norte and is a Tenured Professor of Geology at the Federal Institute of Education, Science and Technology of Rio Grande do Norte (IFRN). Mr. da Rocha is a consultant to IMC Rare Earths and is not independent of the Company.

Cautionary Note on Exploration and Metallurgical Results

The Block D results and laboratory extractions referenced above are previously reported results. Deeper drilling may improve geological understanding but does not establish an increase in mineral resource size or grade. Field recovery performance, environmental suitability and economic viability remain subject to testing, engineering and applicable approvals.

Forward-Looking Statements

Certain statements in this news release are forward-looking, including anticipated study and testwork outcomes, drilling, trial programs, sample production, schedules, development pathways and community activities, as applicable.

These statements reflect the Company’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially. These include geological and metallurgical variability; permeability and groundwater conditions; differences between laboratory, field and commercial performance; sample availability and representativeness; assay and contractor turnaround times; third-party performance; product quality and customer requirements; access to funding, infrastructure, equipment and personnel; environmental and other permitting requirements; community relationships; operational and weather-related disruption; rare earth prices and demand; and the risks described in the Company’s filings with the U.S. Securities and Exchange Commission. Study schedules and production targets are estimates and may change as work progresses. No assurance can be given that a preferred recovery route will prove technically or economically viable. The Company undertakes no obligation to update forward-looking statements except as required by law.

Investor Relations Contact

IMC Rare Earths Ltd

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